

October 27, 2011

Paul O. Koether, Chief Executive Officer
Kent International Holdings, Inc.
5305 Miramar Lane
Colleyville, Texas 76034

     Re: Kent International Holdings, Inc.
              Amendment No. 1 to Form 8-K
              Filed October 13, 2011
              File No. 000-20726

Dear Mr. Koether:

We have reviewed your filings and supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 8-K filed October 13, 2011

Item 9.01 Financial Statements and Exhibits, page 13

1. We reissue comment four of our letter dated September 27, 2011. Please file or incorporate by reference, as appropriate, the exhibits required by Form 10. Please refer to Item 601 of Regulation S-K for a description of the exhibits required to be filed. For example, we note that you have not filed any exhibits pursuant to Item 601(b)(3) among other possible omissions.

Statement of Revenue in Excess of Certain Expenses, page 15

2. We note the balance related to Real estate taxes and insurance has been deleted. Please revise or tell us why revision is unnecessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director